82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

03 MAR 26 AM 7:21

03007644

March 18, 2003

SYMBOL: GGL.TSX Venture

SUPPL

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review – Tribunal decision expected in April

VANCOUVER, BC – The Federal Tribunal appointed by the Minister of Indian Affairs and Northern Development informed GGL Diamond Corp. officially this week that it will render its decision on the outstanding Doyle Lake property dispute "sometime in April".

The Company had been informed earlier this year that the decision could be expected by the end of March. Notwithstanding the short delay, the Company is pleased that the resolution of this lengthy dispute is so near.

The legal process regarding the disputed property in the Doyle Lake area in the Northwest Territories dates back to 1996. (For more specific information regarding this long-standing dispute, please refer to the news release of Nov. 6, 2002, or to the third quarter report (www.ggldiamond.com).)

The three-person Tribunal received both the Applicants' brief (Nov. 30, 2002) and GGL's reply (Dec. 20, 2002). The Applicants in the case requested and were granted the opportunity to provide a final written response, which was submitted to the Tribunal in early February 2003. An oral hearing before the Tribunal took place February 24, 2003.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

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